UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: October 2004 (2)	File No.: 0-11378

TRANSGLOBE ENERGY CORPORATION
(Translation of Registrant’s Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F
Form 20F ☐    Form 40F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _______.

FORM 6K	Page 2

SUBMITTED HEREWITH

Exhibit	Description

99.1	Form 27 - Material Change - Report dated October 26, 2004 - Press Release dated October 26, 2004 - TransGlobe Energy Corporation Announces Successful Development Well in Republic of Yemen.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: October 26, 2004	By:	/s/ David Ferguson
David Ferguson
Vice President, Finance & C.F.O.